

Westport Fuel Systems Reports Second Quarter 2023 Financial Results

August 8, 2023

VANCOUVER, BC - Westport Fuel Systems Inc. ("**Westport**") (TSX:WPRT / Nasdaq:WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, reported financial results for the second quarter ended June 30, 2023, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

SECOND QUARTER 2023 HIGHLIGHTS

- Record quarterly revenue of $85.0 million, up 6% compared to the same period in 2022, primarily driven by increased sales volumes in delayed OEM, electronics, and fuel storage businesses and additional sales from the independent aftermarket business generated from the Eastern European and South American markets partially offset by lower sales to customers in India in the light-duty OEM business and lower sales volumes in the hydrogen and heavy-duty OEM businesses.

- Demonstrated improvement in gross margin, increasing $3.9 million to $14.4 million, or 16.9% of revenue for the quarter as compared to $10.5 million or 13.1% of revenue, for the three months ended June 30, 2022. The increase was driven by the above mentioned increase in revenue in addition to increased gross margin in the heavy-duty OEM business and in the IAM business specifically in South America partially offset by higher production input costs, utilities, labor and other costs, which we have only partially been able to pass on to our OEM customers.

- Net loss of $13.2 million for the quarter ended June 30, 2023, compared to net loss of $11.6 million for the same quarter last year. Increased gross margins were more than offset by increased general and administrative and sales and marketing expenditures, along with a $2.9 million loss on extinguishment due to the settlement of the Cartesian royalty payable.

- Adjusted EBITDA[1] of negative $4.0 million.

- Cash and cash equivalents were $52.3 million at the end of second quarter 2023.

- In April, we entered into a settlement agreement with the Cartesian Capital Group to terminate the Tranche 1 Financing agreement in exchange for mutual releases and cash consideration, which included the release of the security interest in our HPDI 2.0 fuel system intellectual property. We paid Cartesian Capital Group $8.7 million, which extinguished the long-term royalty payable.

- In June, we finalized a share consolidation of the Company's issued and outstanding common shares on a 10:1 basis.

- In July, we signed a non-binding letter of intent with Volvo to establish a joint venture to accelerate the commercialization and global adoption of Westport's HPDI™ fuel system technology for long-haul and off-road applications.

- Expanded previously awarded Euro 7 program to develop and supply LPG fuel systems for several vehicle applications for a global OEM. This expanded program is forecasted to generate €63 million in total revenue from 2025 to 2028 and increases

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[1] Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport's Management Discussion and Analysis for the reconciliation.

the revenue generated from LPG fuel system supply agreements for Euro 6 and 7 programs with this OEM to approximately €255 million.

"The first half of our 2023 fiscal year has produced solid results relative to the operating and economic environments around the world and within our industry. Despite expected lower HPDI sales volumes, a significant decrease as the result of a model changeover and new product launch expected in the third quarter, we recorded record revenues and improving gross margins in the second quarter. Revenue of $85 million, a 6% improvement over last year was supported by growth in our core businesses, particularly in delayed OEM, electronics, and fuel storage, in addition to increased sales from our independent aftermarket business.

Most recently, our joint venture announcement with Volvo marks a true inflection point for Westport and a validation of our proprietary technology. This joint venture brings a global audience to our HPDI fuel system and recognition as a key ingredient in the road map to reducing carbon emissions for long-haul and off-road applications. Feedback to date from global OEMs has been overwhelmingly positive, as the industry is recognizing that partnerships will be key to the successful decarbonization of the long-haul and off-road transport sectors.

Regarding the second half of fiscal 2023, Westport continues to focus on top- and bottom-line improvements. As a reminder, late 2023 will mark the beginning of our LPG fuel system production and sales to our global OEM customer, a relationship that continues to grow with the recent announcement of our expanded Euro 7 scope. The price advantage of LPG versus petrol and the shrinking cost to access lower-carbon transportation is driving demand. Growth in key markets to meet the increasing demand for both affordable and low-emission transportation solutions is a key focus for Westport.

Our company's diversified business model is positioned to continue performing well in the second half of 2023 through the combination of our sustainable core businesses with our higher-growth opportunities as we pursue the goal of creating solutions for us all to live in a lower carbon-emitting world."

David M. Johnson, Chief Executive Officer

2Q23 Operations

CONSOLIDATED RESULTS							
($ in millions, except per share amounts)	**2Q23**	**2Q22**	**Over / (Under) %**	**1H23**	**1H22**	**Over / (Under) %**
Revenues	$ 85.0	$ 80.0	6 %	$ 167.3	$ 156.5	7 %
Gross Margin[2]	14.4	10.5	37 %	27.7	20.4	36 %
Gross Margin %	17 %	13 %	—	17 %	13 %	
Operating Expenses	24.6	21.8	13 %	47.4	42.6	11 %
Income from Investments Accounted for by the Equity Method[1]	0.1	0.5	(80)%	0.2	0.8	(75)%
Net Loss	$ (13.2)	$ (11.6)	(14)%	$ (23.8)	$ (3.9)	(510)%
Net Loss per Share	$ (0.77)	$ (0.68)	(13)%	$ (1.39)	$ (0.23)	(504)%
EBITDA[2]	$ (10.1)	$ (7.7)	(31)%	$ (16.4)	$ 4.0	(510)%
Adjusted EBITDA[2]	$ (4.0)	$ (4.3)	7 %	$ (8.5)	$ (10.4)	18 %

[1] *This includes income from our Minda Westport Technologies Limited joint ventures.*

[2] *EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.*

Revenues for the three months ended June 30, 2023 increased 6% to $85.0 million compared to $80.0 million in the same quarter last year, primarily driven by increased sales volumes in delayed OEM, electronics, fuel storage businesses and additional revenues from the IAM business generated from Eastern Europe and South America markets. These were offset by lower sales to customers in India in the light duty OEM business and lower sales volumes in the hydrogen and heavy-duty OEM businesses.

Reported a net loss of $13.2 million for the three months ended June 30, 2023, compared to net loss of $11.6 million for the same quarter last year. The current period net loss included a one-time expense of $2.9 million related to the extinguishment of the Cartesian royalty payable.

Westport generated negative $4.0 million in Adjusted EBITDA during the second quarter of 2023, compared to negative $4.3 million Adjusted EBITDA for the same period in 2022.

Segment Information

SEGMENT RESULTS							Three months ended June 30, 2023	
		Revenue		Operating income (loss)		Depreciation & amortization		Equity income
OEM	$	52.4	$	(7.3)	$	2.3	$	0.1
IAM		32.6		1.7		0.6		—
Corporate		—		(4.6)		0.1		—
Total Consolidated	$	**85.0**	$	**(10.2)**	$	**3.0**	$	**0.1**

SEGMENT RESULTS							Three months ended June 30, 2022	
		Revenue		Operating income (loss)		Depreciation & amortization		Equity income
OEM	$	54.3	$	(5.6)	$	2.2	$	0.5
IAM		25.7		0.1		0.8		—
Corporate		—		(5.8)		0.1		—
Total Consolidated	$	**80.0**	$	**(11.3)**	$	**3.1**	$	**0.5**

Original Equipment Manufacturer Segment

Revenue for the three and six months ended June 30, 2023 was $52.4 million and $108.7 million, respectively, compared with $54.3 million and $106.1 million for the three and six months ended June 30, 2022. Revenue for the OEM business segment decreased by $1.9 million as compared to the second quarter of 2022 and increased by $2.6 million as compared to the six months ended June 30, 2022. The decrease in revenue for the three months ended June 30, 2023 was primarily driven by the lower sales volumes and sales mix for the heavy duty OEM business, lower sales to customers in India in the light-duty OEM business and lower sales volumes to hydrogen customers. The decrease is partially offset by an increase in sales volumes from delayed OEM, fuel storage and electronic businesses compared to the same quarter last year.

For the second quarter, gross margin[2] increased by $3.7 million to $8.4 million, or 16% of revenue, compared to $4.7 million, or 9% of revenue for the three months ended June 30, 2022. The increase in gross margin is primarily due to increased sales volumes in our delayed OEM and fuel storage businesses, as well as increased gross margin in the heavy-duty OEM business due to higher spare parts sales, higher unit pricing on HPDI system sales and higher engineering service revenue. This was partially offset by higher production input costs stemming from global supply chain challenges and inflation in logistics, utilities, labor and other costs, which we have only partially been able to pass on to our OEM customers.

Year to date, gross margin decreased by $6.8 million to $16.5 million, or 15% of revenue, compared to $9.7 million, or 9% of revenue for the six months ended June 30, 2022.

We remain confident in the outlook for our OEM segment. Our light-duty OEM business continues to gain market share with the recently announced additional Euro 7 business, our delayed OEM business is delivering significantly higher volumes, our hydrogen

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[2] Gross margin is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport's Management Discussion and Analysis for the reconciliation.

business has multiple growth projects underway and the announced HPDI joint venture with Volvo combined with Volvo's release of a new natural gas HPDI equipped engine all position Westport's HPDI fuel system for growth.

Independent Aftermarket Segment

Revenue for the three and six months ended June 30, 2023 was $32.6 million and $58.6 million, respectively, compared with $25.7 million and $50.4 million for the three and six months ended June 30, 2022. Revenue for the IAM business segment increased by $6.9 million and $8.2 million, as compared to the three and six months ended June 30, 2022. The increase in revenue was primarily driven by increased sales volumes to Africa, Eastern Europe and South America.

For the second quarter, gross margin increased by $0.2 million to $6.0 million, or 18% of revenue, compared to $5.8 million, or 23% of revenue, for the three months ended June 30, 2022. The increase in gross margin is related to higher sales in South America. For the six months ended June 30, 2023, gross margin increased by $0.5 million to $11.2 million, or 19% of revenue, compared to $10.7 million, or 21% of revenue, for the six months ended June 30, 2022.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport financials for the second quarter ended June 30th, 2023, please visit https://investors.wfsinc.com/financials/

LIVE CONFERENCE CALL & WEBCAST

Westport has scheduled a conference call for Wednesday, August 9th, 2023, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-888-390-0546 (Canada & USA toll-free) or 416-764-8688. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-888-390-0541 (Canada & USA toll-free) or 1-416-764-8677 using the passcode 290775#. The telephone replay will be available until August 23, 2023. Shortly after the conference call, a replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), ongoing supply chain challenges, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, ongoing supply chain challenges, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units' ability to generate sustained cash flow and such information may not be appropriate for other purposes. Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("**U.S. GAAP**") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES					
($ in millions) Three months ended	2Q22	3Q22	4Q22	1Q23	2Q23
Net loss before income taxes	$ (11.5)	$ (11.0)	$ (16.4)	$ (9.7)	$ (13.0)
Interest expense (income), net	0.7	0.2	0.1	0.4	(0.1)
Depreciation and amortization	3.1	2.8	2.8	3.0	3.0
EBITDA	(7.7)	(8.0)	(13.5)	(6.3)	(10.1)
Stock based compensation	0.9	0.8	0.2	0.7	0.8
Unrealized foreign exchange loss	2.5	2.7	0.4	1.1	2.4
Adjusted EBITDA	$ (4.3)	$ (4.5)	$ (12.9)	$ (4.5)	$ (4.0)

WESTPORT FUEL SYSTEMS INC.

Condensed Consolidated Interim Balance Sheets (unaudited)

(Expressed in thousands of United States dollars, except share amounts)

June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents (including restricted cash)	$ 52,265	$ 86,184
Accounts receivable	102,101	101,640
Inventories	82,886	81,635
Prepaid expenses	6,620	7,760
Total current assets	243,872	277,219
Long-term investments	4,895	4,629
Property, plant and equipment	66,159	62,641
Operating lease right-of-use assets	24,067	23,727
Intangible assets	7,348	7,817
Deferred income tax assets	10,838	10,430
Goodwill	3,022	2,958
Other long-term assets	17,430	18,030
Total assets	$ 377,631	$ 407,451
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 100,724	$ 98,863
Current portion of operating lease liabilities	3,507	3,379
Short-term debt	5,224	9,102
Current portion of long-term debt	14,087	11,698
Current portion of long-term royalty payable	—	1,162
Current portion of warranty liability	8,914	11,315
Total current liabilities	132,456	135,519
Long-term operating lease liabilities	20,408	20,080
Long-term debt	26,945	32,164
Long-term royalty payable	—	4,376
Warranty liability	2,974	2,984
Deferred income tax liabilities	3,496	3,282
Other long-term liabilities	4,494	5,080
Total liabilities	190,773	203,485
Shareholders' equity:		
Share capital:		
Unlimited common and preferred shares, no par value		
17,174,972 (2022 - 17,130,316) common shares issued and outstanding	1,244,547	1,243,272
Other equity instruments	9,312	9,212
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,048,551)	(1,024,716)
Accumulated other comprehensive loss	(29,966)	(35,318)
Total shareholders' equity	186,858	203,966
Total liabilities and shareholders' equity	$ 377,631	$ 407,451

WESTPORT FUEL SYSTEMS INC.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)

(Expressed in thousands of United States dollars, except share and per share amounts)

Three and six months ended June 30, 2023 and 2022

	Three months ended June 30,		Six months ended June 30,	
	2023	2022	2023	2022
Revenue	$ 85,022	$ 79,964	$ 167,262	$ 156,508
Cost of revenue and expenses:				
Cost of revenue	70,653	69,457	139,532	136,076
Research and development	5,785	5,254	13,048	11,188
General and administrative	10,546	9,013	20,314	18,204
Sales and marketing	4,820	3,914	8,469	7,563
Foreign exchange loss	2,420	2,566	3,496	3,337
Depreciation and amortization	1,021	1,085	2,058	2,268
	95,245	91,289	186,917	178,636
Loss from operations	(10,223)	(11,325)	(19,655)	(22,128)
Income from investments accounted for by the equity method	56	458	185	751
Gain on sale of investments and assets	21	—	21	19,119
Interest on long-term debt and accretion on royalty payable	(643)	(839)	(1,490)	(1,899)
Loss on extinguishment	(2,909)	—	(2,909)	—
Interest and other income, net of bank charges	712	197	1,178	238
Loss before income taxes	(12,986)	(11,509)	(22,670)	(3,919)
Income tax expense (recovery)	221	70	1,165	(50)
Net loss for the period	(13,207)	(11,579)	(23,835)	(3,869)
Other comprehensive loss:				
Cumulative translation adjustment	(7,322)	(4,314)	(5,352)	(4,645)
Comprehensive loss	$ (20,529)	$ (15,893)	$ (29,187)	$ (8,514)
Loss per share:				
Net loss per share - basic and diluted	$ (0.77)	$ (0.68)	$ (1.39)	$ (0.23)
Weighted average common shares outstanding:				
Basic and diluted	17,173,252	17,119,893	17,171,137	17,117,719

WESTPORT FUEL SYSTEMS INC.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)

(Expressed in thousands of United States dollars)

Three and six months ended June 30, 2023 and 2022

	Three months ended June 30,		Six months ended June 30,	
	2023	2022	2023	2022
Operating activities:				
Net loss for the period	$ (13,207)	$ (11,579)	$ (23,835)	$ (3,869)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	2,993	3,051	6,020	6,140
Stock-based compensation expense	742	769	1,375	1,241
Unrealized foreign exchange loss	2,420	2,566	3,496	3,337
Deferred income tax	125	(96)	(23)	(531)
Income from investments accounted for by the equity method	(56)	(458)	(185)	(751)
Interest on long-term debt and accretion on royalty payable	643	839	1,490	1,899
Change in inventory write-downs to net realizable value	992	792	1,578	549
Loss on extinguishment of royalty payable	2,909	—	2,909	—
Change in bad debt expense	288	(32)	372	59
Gain on sale of investment	—	—	—	(19,119)
Gain on sale of assets	(21)	—	(21)	—
Changes in operating assets and liabilities:				
Accounts receivable	469	(3,557)	(572)	2,471
Inventories	(537)	(3,499)	(1,128)	(11,883)
Prepaid expenses	3,091	1,082	1,407	(1,188)
Accounts payable and accrued liabilities	287	(3,770)	1,050	(7,280)
Warranty liability	(1,179)	(2,623)	(2,561)	(4,479)
Net cash used in operating activities	(41)	(16,515)	(8,628)	(33,404)
Investing activities:				
Purchase of property, plant and equipment and other assets	(4,905)	(3,185)	(7,912)	(5,983)
Purchase of intangible assets	—	(296)	—	(296)
Proceeds on sale of assets	35	—	133	31,949
Net cash from investing activities of continuing operations	(4,870)	(3,481)	(7,779)	25,670
Financing activities:				
Repayments of short and long-term facilities	(11,140)	(13,406)	(22,876)	(36,599)
Drawings on operating lines of credit and long-term facilities	4,845	10,086	13,096	25,392
Payment of royalty payable	(8,687)	(5,200)	(8,687)	(5,200)
Net cash from (used in) financing activities	(14,982)	(8,520)	(18,467)	(16,407)
Effect of foreign exchange on cash and cash equivalents	195	(874)	955	(2,577)
Net decrease in cash and cash equivalents	(19,698)	(29,390)	(33,919)	(26,718)
Cash and cash equivalents, beginning of period (including restricted cash)	71,963	127,564	86,184	124,892
Cash and cash equivalents, end of period (including restricted cash)	$ 52,265	$ 98,174	$ 52,265	$ 98,174